Cadbury plc (the “Company”)
Announcement of transactions in ordinary shares of 10p each and American Depositary Receipts
(“ADRs”) by Directors

The Company was notified on 6 October 2009 that, on 6 October 2009, the following non-executive directors acquired ordinary shares in the capital of the Company at a price of £7.96 per share, having elected to surrender part of their quarterly directors’ fees for this purpose, pursuant to an agreement entered into outside of a closed period:

Wolfgang Berndt Roger Carr Colin Day Guy Elliott Baroness Hogg Lord Patten of Barnes	1,400 shares 1,634 shares 747 shares 1,143 shares 560 shares 1,167 shares

The Company was notified on 6 October 2009 that, on 6 October 2009, the following non-executive director acquired ADRs (each representing four ordinary shares in the capital of the Company) at a price of US$50.62 per ADR, having elected to surrender part of his quarterly directors’ fees for this purpose, pursuant to an agreement entered into outside of a closed period:

Raymond Viault 369 ADRs

Following these transactions, the non-executive directors noted above have total interests in ordinary shares in the capital of the Company as shown below:

Wolfgang Berndt Roger Carr Colin Day Guy Elliott Baroness Hogg Lord Patten of Barnes Raymond Viault	67,873 shares 51,537 shares 12,852 shares 13,966 shares 2,673 shares 16,352 shares 5,698 ADRs (representing 22,792 ordinary shares)

The transactions in ordinary shares were carried out in London. The transaction in ADRs was carried out in New York.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.4.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

7 October 2009